                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                        COMMISSION FILE NUMBER 0-6159

     A. Full title of the plan and address, if different from that of the issuer named below:

                         REGIONS FINANCIAL CORPORATION
                              PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         REGIONS FINANCIAL CORPORATION
                                P. O. BOX 10247
                           BIRMINGHAM, ALABAMA 35202

                         Regions Financial Corporation
                              Profit Sharing Plan

                              Financial Statements

                     Years ended December 31, 1997 and 1996

The following report of independent auditors and financial statements of the registrant are submitted herewith:

Report of Independent Auditors..........................................................................1
Statements of Net Assets Available for Benefits.........................................................2
Statements of Changes in Net Assets Available for Benefits..............................................3
Notes to Financial Statements...........................................................................4

Schedules
Item 27(a) - Schedule of Assets Held for Investment Purposes...........................................15
Item 27(d) - Schedule of Reportable Transactions.......................................................16

All schedules (Nos. I, II and III) for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are inapplicable or the required disclosures have been made elsewhere in the financial statements and notes thereto. These schedules have therefore been omitted.

                         Report of Independent Auditors

Regions Financial Corporation
Employees' Profit Sharing Plan of Regions Financial Corporation

We have audited the accompanying statements of net assets available for benefits of the Employees' Profit Sharing Plan (the Plan) of Regions Financial Corporation as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young LLP
Birmingham, Alabama
June 15, 1998

         Employees' Profit Sharing Plan of Regions Financial Corporation

                 Statements of Net Assets Available for Benefits


                                                                            DECEMBER 31
                                                                     1997                  1996
                                                              -----------------------------------------
ASSETS

Cash and interest bearing deposits                            $      1,689,221         $          9,598
Employer contributions receivable                                   21,161,918               16,232,530
Interest and dividend income receivable                                 59,044                  425,145
Investment securities:

   First Priority Balanced Fund (cost of $60,079,451 and
     $47,844,429, respectively)                                     72,635,401               54,319,492
   First Priority Ltd. Maturity Govt. Fund (cost of
     $27,228,851 and $29,664,424, respectively)                     27,260,160               29,493,669
   First Priority Growth Fund (cost of $45,917,200 and
     $21,743,039, respectively)                                     51,929,971               25,619,163
   First Priority Value Fund (cost of $14,195,024 and
     $4,043,564, respectively)                                      16,223,669                4,237,425
   First Priority Fixed Income Fund (cost of $4,887,442 and
     $531,552, respectively)                                         4,987,139                  533,299
   First Priority Treasury Money Market Fund (cost of
     $23,123,532 and $14,604,690, respectively)                     23,123,532               14,604,690
         Regions Unitized Fund (cost of $14,422,413)                19,637,786                       --
                                                              -----------------------------------------
                                                                   215,797,658              128,807,738

Loans to participants                                                1,822,441                1,104,244
                                                              -----------------------------------------
Net assets available for plan benefits                        $    240,530,282         $    146,579,255
                                                              =========================================

See accompanying notes.

         Employees' Profit Sharing Plan of Regions Financial Corporation

           Statements of Changes in Net Assets Available for Benefits


                                                                 YEAR ENDED DECEMBER 31
                                                                  1997             1996
                                                              -----------------------------
Additions:
   Contributions from employers                               $ 21,127,476     $ 16,024,258
   Contributions from employees                                  6,186,391        4,206,008
   Conversions                                                  48,135,997        1,135,784
   Dividend income                                               5,909,951        5,361,084
   Capital gains                                                 7,999,038        2,951,878
   Interest income                                                 150,623          135,591
   Gain on sale of assets                                        4,346,285        1,427,061
                                                              -----------------------------
                                                                93,855,761       31,241,664

Deductions:
   Distributions to participants                                15,472,440       12,236,049
                                                              -----------------------------
                                                                15,472,440       12,236,049
                                                              -----------------------------
                                                                78,383,321       19,005,615

Unrealized appreciation in aggregate fair value
   of assets                                                    15,567,706        3,716,559
                                                              -----------------------------
Net additions                                                   93,951,027       22,722,174

Net assets available for benefits at beginning
   of year                                                     146,579,255      123,857,081
                                                              -----------------------------
Net assets available for benefits at end of
 year                                                         $240,530,282     $146,579,255
                                                              =============================

See accompanying notes.

         Employees' Profit Sharing Plan of Regions Financial Corporation

                          Notes to Financial Statements

                                December 31, 1997


1. SIGNIFICANT ACCOUNTING POLICIES

Contributions and interest income are recorded on the accrual basis. Dividend income is accrued as of the ex-dividend date.

Participants' distributions are recorded on the cash basis. The administrator of the Plan is of the opinion that any participant distributions requested but not paid as of December 31, 1997 and 1996, would not be material.

Investment securities are stated at aggregate fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price.

The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation in the aggregate fair value of securities.

The realized gain or loss on investments is the difference between the proceeds received and the cost of the specific investments sold.

Regions Financial Corporation (the Sponsor) paid all administrative expenses in the years ended December 31, 1997 and 1996.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

2. INVESTMENTS

Regions Bank (formerly First Alabama Bank), a subsidiary of Regions Financial Corporation, serves as corporate trustee of The Employees' Profit Sharing Plan

         Employees' Profit Sharing Plan of Regions Financial Corporation

2. INVESTMENTS (CONTINUED)

of Regions Financial Corporation. Investors Fiduciary Trust Company, Kansas City, Missouri, serves as custodian of the Plan and holds the Plan's investment assets and executes transactions therein. Regions Bank serves as the investment adviser to the First Priority mutual funds which are managed by Federated Securities Corporation, Pittsburgh, Pennsylvania. The Regions Unitized Fund is managed by Investors Fiduciary Trust Company and consists primarily of investments in the common stock of Regions Financial Corporation and a small amount of cash and cash equivalents as necessary to meet liquidity needs of the fund. The Regions Unitized Fund's fair value is based on the quoted market price of the common stock of Regions Financial Corporation. The cost and fair value of investment securities are as follows:

                                                                 DECEMBER 31
                                                   1997                               1996
                                    ----------------------------------------------------------------------
                                                           FAIR                               FAIR
                                          COST             VALUE             COST             VALUE
                                    ----------------------------------------------------------------------
    First Priority Balanced Fund      $  60,079,451    $ 72,635,401      $ 47,844,429     $ 54,319,492
    First Priority Ltd. Maturity
      Government Fund                    27,228,851      27,260,160        29,664,424       29,493,669
    First Priority Growth Fund           45,917,200      51,929,971        21,743,039       25,619,163
    First Priority Value Fund            14,195,024      16,223,669         4,043,564        4,237,425
    First Priority Fixed Income
      Fund                                4,887,442       4,987,139           531,552          533,299
    First Priority Treasury Money
      Market Fund                        23,123,532      23,123,532        14,604,690       14,604,690
    Regions Unitized Fund                14,422,413      19,637,786                 -                -

        Employees' Profit Sharing Plan of Regions Financial Corporation

2. INVESTMENTS (CONTINUED)

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                              DECEMBER 31
                                                                       1997                  1996
                                                               -----------------------------------------
    First Priority Balanced Fund                                $  72,635,401            $  54,319,492
    First Priority Ltd. Maturity Government Fund                   27,260,160               29,493,669
    First Priority Growth Fund                                     51,929,971               25,619,163
    First Priority Value Fund                                      16,223,669                4,237,425
    First Priority Treasury Money Market Fund                      23,123,532               14,604,690
    Regions Unitized Fund                                          19,637,786                        -

3. DESCRIPTION OF THE PLAN

The Plan is a controlled group defined contribution plan covering all employees of Regions Financial Corporation and affiliates (the Company) who have completed one year of service. A year of service is defined by the Plan as a twelve month period, beginning with the date of hire, during which the employee has completed 1,000 hours of service. The Plan is subject to, and in compliance with, the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides profit sharing and disability benefits for its participants.

Regions Financial Corporation and all affiliates adopting the Plan (Employers) voluntarily contribute such amounts of profits as approved by Regions' Board of Directors. The contributions are limited to the amount deductible under the Internal Revenue Code. The Sponsor's Board of Directors approved the addition of a 401(k) feature to the profit sharing plan, which became effective April 1, 1985. Under its provisions, employees may elect to contribute additional pre-tax amounts to the Plan, up to 10% of base and commission compensation. Any amounts so contributed are subject to withdrawal restrictions upon termination of employment or prior to age 59 1/2. The Sponsor may elect to make a voluntary 401(k) contribution as approved by Regions' Board of Directors. The Plan's assets are directed to various investment alternatives as specified by each participant. Each participant's account is credited with the participant's contribution and an allocation of: (1) the Company's contribution, and (2) Plan earnings. Allocations are based on participant's earnings or account balances, as defined.

        Employees' Profit Sharing Plan of Regions Financial Corporation

3. DESCRIPTION OF THE PLAN (CONTINUED)

Participants become fully vested in the employer's profit sharing contributions only after three years of eligible service. On termination of service, a participant will normally receive a lump-sum amount equal to the vested value of his or her account. If the participant meets certain requirements, he/she may elect to receive periodic payments for up to ten years. Employer 401(k) contributions vest immediately.

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue such contributions at any time and may terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan are to be administered by the Trustee and the Plan Administrator first for the payment of vested benefits and second, to the remaining participants on a pro rata basis.

The foregoing description of the Plan provides only general information. Participants should refer to the pamphlet "Summary Plan Description" for a more complete description of the Plan's provisions. Copies of the pamphlet are available from the Personnel Department of Regions Financial Corporation.

        Employees' Profit Sharing Plan of Regions Financial Corporation

4. NET ASSETS ALLOCATED BY FUND

During 1997 and 1996, the Plan's net increases in assets available for benefits were $93,951,027 and $22,722,174, respectively, allocated by fund as follows:

                                                               NET INCREASE
                                                              (DECREASE) IN
                                                                FAIR VALUE     FAIR VALUE AT
                                                                DURING YEAR     END OF YEAR
                                                              -------------------------------
Year ended December 31, 1997

Investments at fair value as determined by quoted
  market price:
     First Priority Balanced Fund                             $ 18,715,528     $ 77,097,130
     First Priority Ltd. Maturity Government Fund               (2,667,602)      29,086,772
     First Priority Growth Fund                                 28,558,905       57,492,987
     First Priority Value Fund                                  12,999,676       17,749,797
     First Priority Fixed Income Fund                            4,693,240        5,315,329
     First Priority Treasury Money Market Fund                   8,713,820       29,736,965
     Regions Unitized Fund                                      20,539,640       20,539,640
Investments at estimated fair value:
   Loans to participants                                           718,197        1,822,441
   Cash account                                                  1,679,623        1,689,221
                                                              -----------------------------
                                                              $ 93,951,027     $240,530,282
                                                              =============================
Year ended December 31, 1996

Investments at fair value as determined by quoted
    market price:
     First Priority Balanced Fund                             $  5,980,780     $ 58,381,602
     First Priority Ltd. Maturity Government Fund               (3,389,233)      31,754,374
     First Priority Growth Fund                                  9,831,694       28,934,082
     First Priority Value Fund                                   4,750,121        4,750,121
     First Priority Fixed Income Fund                              622,089          622,089
     First Priority Treasury Money Market Fund                   5,441,814       21,023,145
     Regions Unitized Fund                                               -                -
Investments at estimated fair value:
   Loans to participants                                           (87,879)       1,104,244
   Cash account                                                   (427,212)           9,598
                                                              -----------------------------
                                                              $ 22,722,174     $146,579,255
                                                              =============================

        Employees' Profit Sharing Plan of Regions Financial Corporation

The Plan allows the participants to elect to invest in a First Priority Balanced Fund, First Priority Ltd. Maturity Government Fund, First Priority Treasury Money Market Fund, First Priority Value Fund, First Priority Fixed Income Fund, First Priority Growth Fund and/or Regions Unitized Fund. It also allows participants to borrow against their vested assets in the Plan. The following tables show the net assets at December 31, 1997 and 1996 and the activity for the years then ended.

         Employees' Profit Sharing Plan of Regions Financial Corporation

4. NET ASSETS ALLOCATED BY FUND (CONTINUED)

                                                                                    DECEMBER 31, 1997
                                                                 FIRST                                        FIRST       FIRST
                                                 FIRST        PRIORITY LTD.      FIRST         FIRST         PRIORITY     PRIORITY
                                                PRIORITY        MATURITY       PRIORITY       PRIORITY         FIXED      TREASURY
                                                BALANCED      GOVERNMENT        GROWTH         VALUE          INCOME    MONEY MARKET
                                                  FUND           FUND            FUND          FUND            FUND         FUND
                                              --------------------------------------------------------------------------------------
Assets:

Cash and interest bearing deposits            $          -   $          -   $          -   $          -   $          -  $          -
Employer contributions receivable                4,411,626      1,826,612      5,559,675      1,520,528        328,190     6,613,433
Interest and dividend income receivable             50,103              -          3,341          5,600              -             -
Investment securities:

    First Priority Balanced Fund                72,635,401              -              -              -              -             -
    First Priority Ltd. Maturity Gov't Fund              -     27,260,160              -              -              -             -
    First Priority Growth Fund                           -              -     51,929,971              -              -             -
    First Priority Value Fund                            -              -              -     16,223,669              -             -
    First Priority Fixed Income                          -              -              -              -      4,987,139             -
    First Priority Money Market Fund                     -              -              -              -              -    23,123,532
    Regions Unitized Fund                                -              -              -              -              -             -
                                              --------------------------------------------------------------------------------------
    Total investment securities                 72,635,401     27,260,160     51,929,971     16,223,669      4,987,139    23,123,532

Loans to participants                                    -              -              -              -              -             -
                                              --------------------------------------------------------------------------------------
Net assets available for plan benefits        $ 77,097,130   $ 29,086,772   $ 57,492,987   $ 17,749,797   $  5,315,329  $ 29,736,965

                                               REGIONS
                                               UNITIZED       LOANS TO
                                                 FUND        PARTICIPANTS      CASH           TOTAL
                                              ---------------------------------------------------------
Cash and interest bearing deposits            $          -   $          -   $  1,689,221   $  1,689,221
Employer contributions receivable                  901,854              -              -     21,161,918
Interest and dividend income receivable                  -              -              -         59,044
Investment securities:

    First Priority Balanced Fund                         -              -              -     72,635,401
    First Priority Ltd. Maturity Gov't Fund              -              -              -     27,260,160
    First Priority Growth Fund                           -              -              -     51,929,971
    First Priority Value Fund                            -              -                    16,223,669
    First Priority Fixed Income                          -              -              -      4,987,139
    First Priority Money Market Fund                     -              -              -     23,123,532
    Regions Unitized Fund                       19,637,786              -              -     19,637,786
                                              ---------------------------------------------------------
    Total investment securities                 19,637,786              -              -    215,797,658

Loans to participants                                    -      1,822,441              -      1,822,441
                                              ---------------------------------------------------------
Net assets available for plan benefits        $ 20,539,640   $  1,822,441   $  1,689,221   $240,530,282

        Employees' Profit Sharing Plan of Regions Financial Corporation

4. NET ASSETS ALLOCATED BY FUND (continued)

                                                                                 DECEMBER 31, 1996
                                                               FIRST                                         FIRST         FIRST
                                                FIRST       PRIORITY LTD.     FIRST          FIRST         PRIORITY       PRIORITY
                                               PRIORITY       MATURITY       PRIORITY       PRIORITY         FIXED        TREASURY
                                               BALANCED      GOVERNMENT       GROWTH         VALUE          INCOME      MONEY MARKET
                                                 FUND           FUND           FUND           FUND           FUND           FUND
                                             ---------------------------------------------------------------------------------------
Assets:

Cash and interest bearing deposits           $          -   $          -   $          -   $          -   $          -   $          -
Employer contributions receivable               4,025,264      2,018,207      3,297,626        509,893         83,505      6,298,035
Interest and dividend income receivable            36,846        242,498         17,293          2,803          5,285        120,420
Investment securities:

    First Priority Balanced Fund               54,319,492              -              -              -              -              -
    First Priority Ltd. Maturity Gov't Fund             -     29,493,669              -              -              -              -
    First Priority Growth Fund                          -              -     25,619,163              -              -              -
    First Priority Value Fund                           -              -              -      4,237,425              -              -
    First Priority Fixed Income                         -              -              -              -        533,299              -
    First Priority Money Market Fund                    -              -              -              -              -     14,604,690
                                             ---------------------------------------------------------------------------------------
                                               54,319,492     29,493,669     25,619,163      4,237,425        533,299     14,604,690

Loans to participants                                   -              -              -              -              -              -

Net assets available for plan benefits       $ 58,381,602   $ 31,754,374   $ 28,934,082   $  4,750,121   $    622,089   $ 21,023,145


                                               LOANS TO
                                             PARTICIPANTS      CASH           TOTAL
                                             ------------------------------------------
Assets:

Cash and interest bearing deposits           $          -   $      9,598   $      9,598
Employer contributions receivable                       -              -     16,232,530
Interest and dividend income receivable                 -              -        425,145
Investment securities:

    First Priority Balanced Fund                        -              -     54,319,492
    First Priority Ltd. Maturity Gov't Fund             -              -     29,493,669
    First Priority Growth Fund                          -              -     25,619,163
    First Priority Value Fund                           -              -      4,237,425
    First Priority Fixed Income                         -              -        533,299
    First Priority Money Market Fund                    -              -     14,604,690
                                             ------------------------------------------
                                                        -              -    128,807,738

Loans to participants                           1,104,244              -      1,104,244
                                             ------------------------------------------
Net assets available for plan benefits        $ 1,104,244   $      9,598   $146,579,255

        Employees' Profit Sharing Plan of Regions Financial Corporation

4. NET ASSETS ALLOCATED BY FUND (continued)

                                                                           YEAR ENDED DECEMBER 31, 1997
                                                           FIRST                                         FIRST           FIRST
                                            FIRST       PRIORITY LTD.      FIRST          FIRST         PRIORITY        PRIORITY
                                           PRIORITY       MATURITY        PRIORITY       PRIORITY        FIXED          TREASURY
                                           BALANCED      GOVERNMENT        GROWTH         VALUE          INCOME       MONEY MARKET
                                            FUND           FUND             FUND           FUND          FUND             FUND
                                        -------------------------------------------------------------------------------------------
Additions:

     Contributions from employers       $  4,369,290    $  1,803,546    $  5,611,474   $  1,514,733   $    326,840   $  6,599,889
     Contributions from employees          1,644,449         580,313       2,245,246        617,082        125,917        515,198
     Conversions                           6,462,269       1,578,385      12,208,345      6,131,647      2,993,286      6,479,368
     New loans                                     -               -               -              -              -              -
     Other cash receipts from loans          178,268         137,340         192,824         28,365         15,082        109,025
     Dividend income                       2,361,519       1,520,279         507,777        272,253        170,772      1,076,184
     Capital gains                         2,114,394               -       5,470,537        414,107              -              -
     Interest income                               -           6,971               -              -            281         21,774
     Gain (loss) on sale of assets         1,726,573         (61,147)      1,735,224        277,097          6,016              -
                                        -----------------------------------------------------------------------------------------
                                          18,856,762       5,565,687      27,971,427      9,255,284      3,638,194     14,801,438

Deductions:
     Distributions to participants         4,175,903       3,342,608       2,895,853        453,312         89,647      3,931,526
     Loan principal payments and paid
       outs                                        -               -               -              -              -              -
     Other cash disbursements from
       loans                                 280,083         198,924         226,803         56,667         12,029        102,100
                                        -----------------------------------------------------------------------------------------
                                           4,455,986       3,541,532       3,122,656        509,979        101,676      4,033,626

     Interfund transfers                  (1,766,135)     (4,893,821)      1,573,487      2,419,587      1,058,771     (2,053,992)
     Unrealized appreciation
        (depreciation) in aggregate
        current value of securities        6,080,887         202,064       2,136,647      1,834,784         97,951              -
                                        -----------------------------------------------------------------------------------------
Net additions (deductions)                18,715,528      (2,667,602)     28,558,905     12,999,676      4,693,240      8,713,820

Net assets beginning of year              58,381,602      31,754,374      28,934,082      4,750,121        622,089     21,023,145
                                        -----------------------------------------------------------------------------------------
Net assets end of year                  $ 77,097,130    $ 29,086,772    $ 57,492,987   $ 17,749,797   $  5,315,329   $ 29,736,965
                                        =========================================================================================


                                          REGIONS
                                          UNITIZED        LOANS TO        CASH
                                            FUND        PARTICIPANTS     ACCOUNT        TOTAL
                                        ---------------------------------------------------------
Additions:

     Contributions from employers       $    901,704    $         -     $        -   $ 21,127,476
     Contributions from employees            458,186              -              -      6,186,391
     Conversions                          10,224,005        379,069      1,679,623     48,135,997
     New loans                                     -        985,096              -        985,096
     Other cash receipts from loans           19,628              -              -        680,532
     Dividend income                           1,167              -              -      5,909,951
     Capital gains                                 -              -              -      7,999,038
     Interest income                               -        121,597              -        150,623
     Gain (loss) on sale of assets           662,522              -              -      4,346,285
                                        ---------------------------------------------------------
                                          12,267,212      1,485,762      1,679,623     95,521,389

Deductions:
     Distributions to participants           496,558         87,033              -     15,472,440
     Loan principal payments and paid
       outs                                        -        680,532              -        680,532
     Other cash disbursements from
       loans                                 108,490              -              -        985,096
                                        ---------------------------------------------------------
                                             605,048        767,565                    17,138,068

     Interfund transfers                   3,662,103              -              -              -
     Unrealized appreciation
        (depreciation) in aggregate
        current value of securities        5,215,373              -              -     15,567,706
                                        ---------------------------------------------------------
Net additions (deductions)                20,539,640        718,197      1,679,623     93,951,027

Net assets beginning of year                       -      1,104,244          9,598    146,579,255
                                        ---------------------------------------------------------
Net assets end of year                    20,539,640   $  1,822,441   $  1,689,221   $240,530,282
                                        =========================================================

         Employees' Profit Sharing Plan of Regions Financial Corporation

4. NET ASSETS ALLOCATED BY FUND (CONTINUED)

                                                         YEAR ENDED DECEMBER 31, 1996

                                                            FIRST                                        FIRST          FIRST
                                           FIRST         PRIORITY LTD.       FIRST        FIRST         PRIORITY       PRIORITY
                                          PRIORITY         MATURITY        PRIORITY     PRIORITY         FIXED         TREASURY
                                          BALANCED        GOVERNMENT        GROWTH        VALUE          INCOME       MONEY MARKET
                                            FUND            FUND             FUND         FUND           FUND             FUND
                                        --------------------------------------------------------------------------------------------
Additions:
     Contributions from employers       $  3,937,239    $  1,862,165    $  3,213,315   $    573,837   $     97,911    $  6,339,791
     Contributions from employees          1,352,153         620,941       1,326,620        290,364         99,191         516,739
     Conversions                             251,142          39,316         410,698         21,759         54,860         353,138
     New loans                                     -               -               -              -              -               -
     Other cash receipts from loans          147,769         132,429         135,020          8,426          2,536          66,368
     Dividend income                       2,238,276       1,868,907         312,003         73,965         25,103         842,830
     Capital gains                         1,383,630               -       1,370,486        197,762              -               -
     Interest income                               -               -          66,872          9,392              -               -
     Gain (loss) on sale of assets           942,429         (29,620)        502,616         17,354         (5,718)              -
                                        -------------------------------------------------------------------------------------------
                                          10,252,638       4,494,138       7,337,630      1,192,859        273,883       8,118,866

Deductions:
     Distributions to participants         4,113,127       3,476,578       1,829,311         82,806         12,914       2,671,648
     Loan principal payments and paid
       outs                                        -               -               -              -              -               -
     Other cash disbursements from
       loans                                 142,786          72,379         102,502          8,167            800          63,502
                                        -------------------------------------------------------------------------------------------
                                           4,255,913       3,548,957       1,931,813         90,973          13,714      2,735,150

     Interfund transfers                  (1,685,038)     (3,754,645)      1,994,250      3,454,374        360,173          58,098
     Unrealized appreciation
       (depreciation) in aggregate
       current value of securities         1,669,093        (579,769)      2,431,627        193,861          1,747               -
                                        -------------------------------------------------------------------------------------------
Net additions (deductions)                 5,980,780      (3,389,233)      9,831,694      4,750,121        622,089       5,441,814

Net assets beginning of year              52,400,822      35,143,607      19,102,388              -              -      15,581,331
                                        -------------------------------------------------------------------------------------------
Net assets end of year                  $ 58,381,602    $ 31,754,374    $ 28,934,082   $  4,750,121   $    622,089    $ 21,023,145
                                        ===========================================================================================



                                           LOANS TO          CASH
                                         PARTICIPANTS       ACCOUNT        TOTAL
                                        --------------------------------------------
Additions:
     Contributions from employers       $          -    $          -    $ 16,024,258
     Contributions from employees                  -               -       4,206,008
     Conversions                               4,871               -       1,135,784
     New loans                               390,136               -         390,136
     Other cash receipts from loans                -               -         492,548
     Dividend income                                                       5,361,084
     Capital gains                                                         2,951,878
     Interest income                          59,327               -         135,591
     Gain (loss) on sale of assets                 -               -       1,427,061
                                        --------------------------------------------
                                             454,334               -      32,124,348

Deductions:
     Distributions to participants            49,665               -      12,236,049
     Loan principal payments and paid
       outs                                  492,548               -         492,548
     Other cash disbursements from
       loans                                       -               -         390,136
                                        --------------------------------------------
                                             542,213                      13,118,733

     Interfund transfers                           -        (427,212)              -
     Unrealized appreciation
       (depreciation) in aggregate
       current value of securities                 -               -       3,716,559
                                        --------------------------------------------
Net additions (deductions)                   (87,879)       (427,212)     22,722,174

Net assets beginning of year               1,192,123         436,810     123,857,081

                                        --------------------------------------------

Net assets end of year                  $  1,104,244    $      9,598    $146,579,255
                                        ============================================

        Employees' Profit Sharing Plan of Regions Financial Corporation

5. INCOME TAX STATUS

The Plan has received a determination letter dated June 22, 1995 from the Internal Revenue Service stating that the Plan meets the requirements of a qualified plan under applicable provisions of the Internal Revenue Code (IRC) and therefore, the related trust is not subject to tax under present income tax laws. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 1997 and 1996, substantially all investment transactions were with investment funds managed by Regions Bank and are therefore related party transactions.

7. CONVERSIONS

During the years ended December 31, 1997 and 1996, $48,135,997 and $1,135,784 respectively, in net assets were transferred to the Plan from various profit sharing/401(k) plans of companies combined with Regions Financial Corporation. The assets transferred are shown in the Statements of Changes in Net Assets Available for Benefits as conversions.

8. YEAR 2000 (UNAUDITED)

The Sponsor is in the process of preparing its computer systems and applications for the Year 2000. This process involves modifying or replacing certain hardware and software maintained by the Sponsor as well as communicating with external service providers to ensure that they are taking appropriate action to remedy any Year 2000 issues. The Sponsor's management expects to have substantially all of the system and application changes completed by December 31, 1998, and believes that its level of preparedness is appropriate. However, there can be no guarantee that the systems of other companies on which the Sponsor's systems rely will be timely converted and would not have an adverse impact on the Sponsor's systems.

         Employees' Profit Sharing Plan of Regions Financial Corporation

                             Supplemental Schedules

                 Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997



 Number of Shares or                                                                       Current
      Par Value                     Description                       Cost                  Value
----------------------------------------------------------------------------------------------------------
Mutual Funds
------------
     5,404,420        *First Priority Balanced Fund           $    60,079,451        $   72,635,401

     2,739,715        *First Priority Ltd. Maturity                27,228,851            27,260,160
                         Government Fund

     3,425,460        *First Priority Growth Fund                  45,917,200            51,929,971

     1,022,930        *First Priority Value Fund                   14,195,024            16,223,669

       479,072        *First Priority Fixed Income Fund             4,887,442             4,987,139


    23,123,532        *First Priority Treasury Money Market
                         Fund                                      23,123,532            23,123,532

     1,335,904        *Regions Unitized Fund                       14,422,413            19,637,786
                                                              ============================================
                                                              $   189,853,913       $   215,797,658
                                                              ============================================
Loans to Participants
---------------------

(Interest rate ranges from 6% to 8%)                          $             -       $     1,822,441
------------------------------------                          ============================================

*  Indicates party-in-interest to the Plan.

         Employees' Profit Sharing Plan of Regions Financial Corporation

                 Item 27d - Schedule of Reportable Transactions


                          Year ended December 31, 1997


                                                                                                           FAIR VALUE
                                                                                                          OF ASSET ON
IDENTITY OF PARTY    DESCRIPTION            NUMBER OF           PURCHASE      SELLING       COST OF       TRANSACTION    NET GAIN
   INVOLIVED          OF ASSET            TRANSACTIONS            PRICE        PRICE         ASSET            DATE        (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (i) - A single transaction in excess of 5% of Plan assets:
-------------------------------------------------------------------

Regions Bank       First Priority Growth
                      Fund                    1 purchase     $  10,246,571  $         -  $  10,246,571    $  10,246,571  $        -

Regions Bank       Regions Unitized Fund

                                              1 purchase         7,756,472            -      7,756,472        7,756,472           -

Category (iii) - A series of transactions in excess of 5% of Plan assets:
-------------------------------------------------------------------------

Regions Bank      First Priority Balanced     230 purchases     19,046,981            -     19,046,981       19,046,981           -
                    Fund                      296 sales                  -    8,538,532      6,811,959        8,538,532   1,726,573

Regions Bank      First Priority Limited

                  Maturity Government         141 purchases      6,492,502            -      6,492,502        6,492,502           -
                     Fund                     329 sales                  -    8,866,928      8,928,075        8,866,928     (61,147)


         Employees' Profit Sharing Plan of Regions Financial Corporation

           Item 27d - Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1997

                                                                                                       FAIR VALUE
                                                                                                      OF ASSET ON
IDENTITY OF PARTY    DESCRIPTION                NUMBER OF     PURCHASE       SELLING       COST OF     TRANSACTION      NET GAIN
    INVOLVED          OF ASSET                TRANSACTIONS     PRICE          PRICE         ASSET         DATE           (LOSS)
---------------------------------------------------------------------------------------------------------------------------------

Regions Bank     First Priority Growth        288 purchases   28,389,737             -    28,389,737   28,389,737              -
                    Fund                      254 sales                -     5,950,800     4,215,576    5,950,800      1,735,224

Regions Bank     First Priority Value Fund    282 purchases   11,220,496             -    11,220,496   11,220,496              -
                                              157 sales                -     1,346,133     1,069,036    1,346,133        277,097

Regions Bank     First Priority Treasury      179 purchases   19,066,675             -    19,066,675   19,066,675              -
                    Money Market Fund         348 sales                -    10,547,833    10,547,833   10,547,833              -

Regions Bank     Regions Unitized Fund        188 purchases   17,751,337             -    17,751,337   17,751,337              -
                                               66 sales                -     3,991,446     3,328,924    3,991,446        662,522

There were no category (ii) or (iv) transactions during the year ended December 31, 1997.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Profit Sharing Plan Benefits Committee has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

                                      EMPLOYEES'PROFIT SHARING PLAN
                                      REGIONS FINANCIAL CORPORATION

       Date:   June 29, 1998          By: /s/ Douglas W. Graham
       ---------------------            -----------------------------------
                                          Douglas W. Graham
                                          Senior Vice President - Personnel
                                          Regions Financial Corporation

INDEX TO EXHIBITS


SEQUENTIALLY
EXHIBIT
NUMBERED
NUMBER          DESCRIPTION                                                                  PAGE
-------       ------------------------------------------------------------------------------------
 23      --    Consent of Ernst & Young LLP.